                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 2)

                               ----------------

                                PW EAGLE, INC.
                      (Name Of Subject Company (Issuer))

                               ----------------

                                PW EAGLE, INC.
                                   (OFFEROR)
   (Names Of Filing Persons (Identifying Status As Offeror, Issuer Or Other
                                   Person))

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title Of Class Of Securities)

                               ----------------

                                  69366Y 10 8
                     (Cusip Number Of Class Of Securities)

                               ----------------

                                  Dobson West
                                PW Eagle, Inc.
                      222 South Ninth Street, Suite 2880
                             Minneapolis, MN 55402
                                (612) 305-0339
          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notices And Communications On Behalf Of Filing Persons)

                               ----------------

                                  Copies To:
                            Daniel A. Yarano, Esq.
                           Fredrikson & Byron, P.A.
                           1100 International Centre
                            900 Second Avenue South
                             Minneapolis, MN 55402
                                (612) 347-7149

                               ----------------

                           Calculation Of Filing Fee

            Transaction Valuation:  Amount of Filing Fee:
               $10,000,000*               $2,000**

--------
*  Assumes purchase of 1,111,111 shares at $9.00 per share.
**  Previously paid.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
             N/A                       Filing Party: N/A
            Form or Registration No.:
             N/A                       Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]Third-party tender offer subject to Rule 14d-1.

   [X]Issuer tender offer subject to Rule 13e-4.

   [_]Going-private transaction subject to Rule 13e-3.

   [_]Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

   This Amendment No. 2 to Schedule TO relates to the Tender Offer by PW Eagle to purchase from each owner of PW Eagle common stock, par value $0.01 per share, up to 1,111,111 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $9.00 nor less than $7.50 per share (in $0.25 increments), net to the seller in cash, upon terms and subject to the conditions specified in the Offer to Purchase dated April 3, 2001 and the accompanying Letter of Transmittal which as amended or supplemented from time to time, constitute the Offer (the "Offer"). Except as amended and supplemented hereby, the Schedule TO filed by PW Eagle on April 3, 2001 remains in effect.

ITEM 11. ADDITIONAL INFORMATION.

   On May 7, 2001, PW Eagle issued a Press Release relating to the announcement of the preliminary results of its "Dutch Auction" Tender Offer, which expired on May 4, 2001. On May 14, 2001, PW Eagle issued a press release relating to the announcement of the final results of its "Dutch Auction" Tender Offer. These press releases are included herein as Exhibits (a)(5)(i) and (a)(5)(ii).

ITEM 12. EXHIBITS.


  (a)(5)(i) Press Release dated May 7, 2001 announcing preliminary results of "Dutch Auction" Tender Offer.

  (a)(5)(ii) Press Release dated May 14, 2001 announcing final results of "Dutch Auction" Tender Offer.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PW EAGLE, INC.
Dated: May 14, 2001

                                                  /s/ WILLIAM H. SPELL
                                          By __________________________________
                                                    William H. Spell,
                                                 Chief Executive Officer

                                      ii